File No. 70-9353



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

               __________________________________

                         AMENDMENT NO. 4
                               TO
                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
                    AEP ENERGY SERVICES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                 Susan Tomasky, General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)


     American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources"), wholly-owned non-utility subsidiaries of AEP, hereinafter sometimes collectively referred to as "Applicants", hereby amend their Application or Declaration on Form U-1 in File No. 70-9353 as follows:

     1.   By amending and restating the third paragraph of Item
          1.C:

          "Borrowings (incurred by Resources, AEPES, any existing or new, direct or indirect subsidiary of Resources or AEPES and guaranteed by AEP) would be evidenced by notes having maturities of not greater than fifteen years from the date of issue and an average life of not greater than ten years from the date of issue, and bear interest at either a fixed rate not greater than 300 basis points over the yield to maturity on a U.S. Treasury note having a remaining term approximately equal to the average life of such note, or at a floating rate not greater than 100 basis points over the reference rate (e.g., prime commercial lending rate, LIBOR, etc.) used as the basis for determining such rate. Such notes may include terms that would require the payment of a premium upon prepayment. The total of (i) any AEP financings for which approval is requested above and (ii) any financings performed on an exempt basis under Rule 52 will not exceed the Investment Limitation; i.e., $800 million. Any debt security issued to AEP to evidence loans by AEP will comply with the requirements of Rule 52(b)(2)."

     2.   By amending and restating Item 4.  REGULATORY APPROVALS:

          "Applicants will obtain any required state commission approvals prior to the acquisition of Energy Assets. The pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain acquisitions of Energy Assets or companies owning Energy Assets, depending upon, among other factors, the dollar amount of any such transaction. Also, the FERC may have jurisdiction over acquisitions of companies owning Energy Assets under Section 203 of the Federal power Act if such companies engage in electric power marketing or under Section 7 of the Natural Gas Act."

     3.   By amending and restating Item 5.  PROCEDURE:

          "The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. AEP requests that the Commission reserve jurisdiction over the issuance and the sale of securities by AEP or any Special Purpose Finance Subsidiary (other than shares of common stock, guarantees or short-term debt) pending completion of the file. Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein."

     4. By filing the following exhibits and financial statements:

     Exhibit F      Opinion of Counsel

     Balance Sheets as of June 30, 1998 and Statements of Income and Retained Earnings for the twelve months ended June 30, 1998, of AEP and its subsidiaries consolidated, together with journal entries reflecting the proposed transaction.

     Balance Sheets as of June 30, 1998 and Statements of Income and Retained Earnings for the twelve months ended June 30, 1998, of AEPES and Resources and their subsidiaries consolidated, together with journal entries reflecting the proposed transaction
(confidential exhibit).

                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP ENERGY SERVICES, INC.
                    AEP RESOURCES, INC.


                    By_/s/A. A. Pena____________________
                                 Treasurer


Dated:  October 28, 1998



                                                        Exhibit F



614/223-1648


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

October 28, 1998

Re:  American Electric Power Company, Inc.
     SEC File No. 70-9353

Gentlemen:

With respect to the Application or Declaration on Form U-1 of American Electric Power Company, Inc. ("AEP") relating to the issuance of securities and guarantee by AEP of certain borrowings to be issued by AEP Resources, Inc. and AEP Energy Services, Inc. ("Borrowings"), I wish to advise you as follows:

I am of the opinion that, in the event that the proposed transactions are consummated (i) in accordance with said
Application or Declaration, as the same may be amended, and (ii) in accordance with all of the requisite approvals and authorization, regulatory, corporate, or otherwise:

     (a) all state laws applicable to the proposed transactions will have been complied with; and

     (b) The Borrowings will be a valid and binding obligation of AEP in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforceability of creditors' rights generally and by general principles of equity; and

     (b) consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by AEP or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration, as amended.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer

                                                          FINANCIAL STATEMENTS
                                                                        PAGE 1

      AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        CONSOLIDATED BALANCE SHEET
                               JUNE 30, 1998
                              (in thousands)
                                                                Pro Forma
                                                   Per Books   Adjustments  Pro Forma
ASSETS

ELECTRIC UTILITY PLANT:
  Production. . . . . . . . . . . . . . . . . . .  $ 9,531,018             $ 9,531,018
  Transmission. . . . . . . . . . . . . . . . . .    3,547,449               3,547,449
  Distribution. . . . . . . . . . . . . . . . . .    4,691,746               4,691,746
  General
    (including mining assets & nuclear fuel). . .    1,606,781               1,606,781
  Construction Work In Progress . . . . . . . . .      431,457                 431,457
          Total Electric Utility Plant. . . . . .   19,808,451              19,808,451
  Accumulated Depreciation
    and Amortization. . . . . . . . . . . . . . .    8,179,113               8,179,113

          NET ELECTRIC UTILITY PLANT. . . . . . .   11,629,338              11,629,338

OTHER PROPERTY AND INVESTMENTS. . . . . . . . . .    1,499,427   $ 800,000   2,299,427

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .      175,338    (185,000)     (9,662)
  Accounts Receivable (net) . . . . . . . . . . .      867,505                 867,505
  Fuel. . . . . . . . . . . . . . . . . . . . . .      245,753                 245,753
  Materials and Supplies. . . . . . . . . . . . .      273,802                 273,802
  Accrued Utility Revenues. . . . . . . . . . . .      197,280                 197,280
  Energy Marketing and Trading Contracts. . . . .      785,777                 785,777
  Prepayments . . . . . . . . . . . . . . . . . .       95,577                  95,577

          TOTAL CURRENT ASSETS. . . . . . . . . .    2,641,032    (185,000)  2,456,032

REGULATORY ASSETS . . . . . . . . . . . . . . . .    1,818,641               1,818,641

DEFERRED CHARGES. . . . . . . . . . . . . . . . .      223,797                 223,797

            TOTAL . . . . . . . . . . . . . . . .  $17,812,235   $ 615,000 $18,427,235

The Pro Forma Adjustments are shown on Page 3 of these Financial Statements.

                                                          FINANCIAL STATEMENTS
                                                                        PAGE 2
      AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        CONSOLIDATED BALANCE SHEET
                               JUNE 30, 1998
                              (in thousands)
                                                                Pro Forma
                                                   Per Books   Adjustments  Pro Forma
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Stock. . . . . . . . . . . . . . . . . .  $ 1,299,147             $ 1,299,147
  Paid-in Capital . . . . . . . . . . . . . . . .    1,815,409               1,815,409
  Retained Earnings . . . . . . . . . . . . . . .    1,645,466               1,645,466
          Total Common Shareholders' Equity . . .    4,760,022               4,760,022
  Cumulative Preferred Stocks of Subsidiaries:
    Not Subject to Mandatory Redemption . . . . .       46,350                  46,350
    Subject to Mandatory Redemption . . . . . . .      127,605                 127,605
  Long-term Debt. . . . . . . . . . . . . . . . .    5,133,689  $ 900,000    6,033,689
          TOTAL CAPITALIZATION. . . . . . . . . .   10,067,666    900,000   10,967,666

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .    1,326,752               1,326,752

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . .      423,109   (285,000)     138,109
  Short-term Debt . . . . . . . . . . . . . . . .      506,275                 506,275
  Accounts Payable. . . . . . . . . . . . . . . .      512,015                 512,015
  Taxes Accrued . . . . . . . . . . . . . . . . .      302,843                 302,843
  Interest Accrued. . . . . . . . . . . . . . . .       72,126                  72,126
  Obligations Under Capital Leases. . . . . . . .      103,050                 103,050
  Energy Marketing and Trading Contracts. . . . .      771,829                 771,829
  Other . . . . . . . . . . . . . . . . . . . . .      380,908                 380,908

          TOTAL CURRENT LIABILITIES . . . . . . .    3,072,155   (285,000)   2,787,155

DEFERRED INCOME TAXES . . . . . . . . . . . . . .    2,543,549               2,543,549

DEFERRED INVESTMENT TAX CREDITS . . . . . . . . .      364,753                 364,753

DEFERRED GAIN ON SALE AND LEASEBACK -
  ROCKPORT PLANT UNIT 2 . . . . . . . . . . . . .      226,681                 226,681

DEFERRED CREDITS. . . . . . . . . . . . . . . . .      210,679                 210,679

            TOTAL . . . . . . . . . . . . . . . .  $17,812,235  $ 615,000  $18,427,235

The Pro Forma Adjustments are shown on Page 3 of these Financial Statements.

                                                          FINANCIAL STATEMENTS
                                                                        PAGE 3

      AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                     C0NSOLIDATED STATEMENT OF INCOME
                     Twelve Months Ended June 30, 1998
                           PRO FORMA ADJUSTMENTS
                                                                    Debit     Credit
                                                                     (in thousands)
1) Cash and Cash Equivalents                                        $300,000
     Long-term Debt                                                           $300,000

   To record the issuance of Long-term Debt -
   Notes Payable.

2) Long-term Debt Due Within One Year                                285,000
     Cash and Cash Equivalents                                                 285,000

   To record the payment of the outstanding balance of the Revolving Credit Agreement.

3) Cash and Cash Equivalents                                         600,000
     Long-term Debt                                                            600,000

   To record the borrowing from the Revolving
   Credit Agreement.

4) Other Property and Investments
     Investments in Subsidiaries - Energy Assets                     800,000
     Cash and Cash Equivalents                                                 800,000

   To record the investment in Energy Assets as described in the U-1 Application
   "Summary of Proposed Transaction." This investment is expected to be over a period of time when cash is available from future earnings.

                                                          FINANCIAL STATEMENTS
                                                                       PAGE 3A

      AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        CONSOLIDATED BALANCE SHEET
                               JUNE 30, 1998
                           PRO FORMA ADJUSTMENTS


[CAPTION]

                                                                       Increase
                                                                      (Decrease)
                                                                   (in thousands)
Equity Earnings/Net Income of Subsidiaries Consolidated*    =          $ 80,000

Interest Expense Long-term Debt @ 6-3/8%**                  =            19,125

Interest Expense Revolving Credit @ 6%**                    =            36,000

Interest Expense Revolving Credit @ 6%**                    =           (17,100)

Federal Income Tax                                          =           (13,308)

To reflect the proforma effects in equity in earnings of subsidiaries associated with the proposed transactions and the related proforma effects on interest expense.

* Return on investment after income tax of 10% assumed solely for the purpose of these proforma adjustments.
** Assumed solely for the purpose of these proforma adjustments.

                                                          FINANCIAL STATEMENTS
                                                                        PAGE 4

      AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENT OF INCOME
                     Twelve Months Ended June 30, 1998
                 (in thousands, except per share amounts)

                                                                Pro Forma
                                                   Per Books   Adjustments  Pro Forma
OPERATING REVENUES. . . . . . . . . . . . . . . .   $8,195,575   $          $8,195,575

OPERATING EXPENSES:
  Fuel and Purchased Power. . . . . . . . . . . .    4,094,008               4,094,008
  Other Operation . . . . . . . . . . . . . . . .    1,227,232               1,227,232
  Maintenance . . . . . . . . . . . . . . . . . .      504,603                 504,603
  Depreciation and Amortization . . . . . . . . .      575,839                 575,839
  Taxes Other Than Federal Income Taxes . . . . .      488,146                 488,146
  Federal Income Taxes. . . . . . . . . . . . . .      331,404       -         331,404
      TOTAL OPERATING EXPENSES. . . . . . . . . .    7,221,232       -       7,221,232

OPERATING INCOME  . . . . . . . . . . . . . . . .      974,343       -         974,343

NONOPERATING INCOME . . . . . . . . . . . . . . .       50,079     93,308      143,387

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED DIVIDENDS . . . . . . . . . . . .    1,024,422     93,308    1,117,730

INTEREST CHARGES. . . . . . . . . . . . . . . . .      418,127     38,025      456,152

PREFERRED STOCK DIVIDEND
  REQUIREMENTS OF SUBSIDIARIES. . . . . . . . . .       10,945                  10,945

INCOME BEFORE EXTRAORDINARY ITEM. . . . . . . . .      595,350     55,283      650,633

EXTRAORDINARY LOSS - U.K. WINDFALL TAX. . . . . .     (109,419)               (109,419)

NET INCOME . . . . . . . . . . . .  . . . . . . .   $  485,931   $ 55,283   $  541,214

AVERAGE NUMBER OF SHARES OUTSTANDING. . . . . . .      189,896                 189,896

EARNINGS PER SHARE:
  Before Extra Ordinary Item  . . . . . . . . . .        $3.14                   $3.43
  Extraordinary Loss - U.K. Windfall Tax. . . . .         (.58)                   (.58)
  Net Income. . . . . . . . . . . . . . . . . . .        $2.56                   $2.85

CASH DIVIDENDS PAID PER SHARE . . . . . . . . . .        $2.40                   $2.40

The Pro Forma Adjustments are shown on Page 3A of these Financial Statements.

                                                          FINANCIAL STATEMENTS
                                                                        PAGE 5

      AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED JUNE 30, 1998
                              (in thousands)




  BALANCE AT BEGINNING OF PERIOD. . . . . . . . . . . . . . . . . . . .  $1,615,039
  NET INCOME. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     485,931

  DEDUCTIONS:
    Cash Dividends Declared . . . . . . . . . . . . . . . . . . . . . .     455,503
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1

  BALANCE AT END OF PERIOD. . . . . . . . . . . . . . . . . . . . . . .  $1,645,466